UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On March 4, 2019, Medigus Ltd. or the Company announced that Mr. Oded Yatzkan, Chief Financial Officer of the Company will step down from his position, effective March 21, 2019. Mr. Oded Yatzkan expressed no disagreements with the Company or its board of directors or the Board. The Board has elected Ms. Tanya Yosef to replace Mr. Yatzkan effective March 22, 2019. During the interim period, Mr. Yatzkan will continue to perform his responsibilities and will endeavor to enable a seamless transition. Ms. Yosef is a certified public accountant with many years of experience, who has served as the Company’s controller since December 2009. During 2008-2009 Ms. Yosef worked in the audit department at Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited as well as at KPMG from 2006-2007. Ms. Yosef holds a Bachelor degree in Economics and Accounting from the Ben-Gurion University of the Negev.

In addition, on March 4, 2019 the Company announced that Menashe Sonnenschein, the Company’s VP Israel Operations will step down, effective March 31, 2019. Mr. Sonnenschein expressed no disagreements with the Company or the Board and will continue to perform his responsibilities in the interim period.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-213280) and Form S-8 (Registration No. 333-206803 and No. 333-221019).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: March 4, 2019	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer

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